EXHIBIT 99.1

Galapagos and Ryvu announce research collaboration

Mechelen, Belgium and Krakow, Poland; 16 April 2020, 07.30 CET – Galapagos NV (Euronext & NASDAQ: GLPG) and Ryvu Therapeutics S.A. (WSE: RVU) today announced a collaboration focused on the discovery and development of novel small molecule drugs in inflammation.

Ryvu specializes in the discovery and development of first-in-class small molecules and drug candidates in diseases with high unmet medical needs. The collaboration announced today is based on a novel drug target identified by Ryvu, which will contribute its technology platform and related intellectual property (IP). Ryvu and Galapagos will both provide resources to support the collaboration and make use of their expertise in high-throughput screening, biology, medicinal chemistry, and toxicology.

This is a joint research collaboration in which Ryvu is responsible for early drug discovery. Under the terms of the agreement, Galapagos will have an exclusive option to license IP developed by Ryvu and to continue to develop this during the collaboration. Pending achievement of pre-agreed criteria and utilizing its option, Galapagos will be responsible for all further development of the program.

In exchange for global development and commercialization rights, Ryvu will receive an upfront payment and will be eligible for further option, milestone, and royalty payments.

“We believe that the collaboration with Ryvu is an excellent fit, as both companies are driven by the search for novel drugs to address unmet medical needs,” says Dr. Piet Wigerinck, Chief Scientific Officer at Galapagos. “We look forward to collaborating with the Ryvu team to push this program forward.”

Pawel Przewiezlikowski, Ryvu Chief Executive Officer, added: “We are thrilled to start working with Galapagos, a real role model for the European biotechnology sector. Throughout joint discussions on the collaboration, our teams have developed a strong rapport and built the foundations for a very promising start for the new project on an exciting novel target.”

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:

Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the success of the collaboration with Ryvu, the identification and validation of a target by Ryvu, the potential future exercise of any option granted to Galapagos, the mechanism of action and profile of, and timing and results of clinical trials with, and potential commercialization of, any compounds coming out of any in-licensed program, as well as statements regarding potential future option exercise, milestone and royalty payments. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos’ expectations regarding the further development of any potential future in-licensed program, including its potential to address a large unmet need in inflammation, may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from research and development programs may not support further development of the compound(s) due to safety, efficacy or other reasons), Galapagos’ reliance on collaborations with third parties and estimating the commercial potential of Galapagos’ product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos’ Securities and Exchange Commission (SEC) filings and reports, including in Galapagos’ most recent annual report on Form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

About Ryvu Therapeutics
Ryvu Therapeutics is a clinical stage biopharmaceutical company developing novel small molecule therapies that address emerging targets in oncology. Pipeline candidates make use of diverse therapeutic mechanisms driven by emerging knowledge of cancer biology, including small molecules directed at kinase, synthetic lethality, immuno-oncology and cancer metabolism targets. SEL120 is a selective CDK8 kinase inhibitor with potential for the treatment of hematological malignancies and solid tumors currently in clinical development for the treatment of acute myeloid leukemia and myelodysplastic syndrome. SEL24/MEN1703 is a dual PIM/FLT3 kinase inhibitor licensed to the Menarini Group in clinical development for the treatment of acute myeloid leukemia. Ryvu is listed on the Warsaw Stock Exchange in Poland (WSE:RVU). For more information, please see www.ryvu.com.

Contacts Ryvu:

Media:

Natalia Baranowska
+48 784 069 418
natalia.baranowska@ryvu.com

Investors:
Julia Balanova
+1 646 378 2936
jbalanova@troutgroup.com